EXHIBIT 13

[FRONT COVER]

U S WEST 1998 Annual Report

From hear to here

[INSIDE FRONT COVER AND PAGE 1]

it's about change...

[PAGE 2]

[PHOTO]

Sol Trujillo, President and Chief Executive Officer

[PAGE 3]

It's going from wireline to wireless, from dial tone to webtone. It's growing from the "local phone company" to a solutions-based company that puts customers first.

It's the evolution of U S WEST.

Dear Fellow Shareowners:

U S WEST is changing. Our new strategy represents this evolution. It is a symbol of our commitment to give our customers the control, opportunity and freedom that makes "life better here." Quite frankly, we needed to change. Shareowners deserve a better return on their investment. Customers deserve better service. Employees, who give greatly of themselves, deserve a company better positioned for the future.

In the two-year period from mid-1993 to mid-1995, our total shareowner return was only in the single digits with nine percent price depreciation. During 1995, our customer held orders reached an all-time high of nearly 5,000.
And the future of our communications company was less focused.

Over the last two years, our stock has performed well--nearly doubling in price and yielding a total return of better than 120 percent. We continue to meet our earnings projections and we've accelerated those projections for 1999 into the double-digit range--a growth trend we'd not expected to reach prior to the turn of the century.

Service, despite interruptions from a third-quarter work stoppage, has improved noticeably, with held orders down 55 percent from peak levels in 1995. At the same time, total order volume has increased more than 225 percent.

Our separation in June from U S WEST's cable business--now called MediaOne--enabled us to crystallize our focus. It also allowed us to acquire U S WEST Dex, a very successful directory business that will also serve as a growth platform for the new U S WEST.

In 1999, we will continue to build our brand through Voice, Data, Internet, Wireless, Directories, and more, and plan to be the preferred provider of total communications throughout and beyond our current 14-state service region.

Is it an ambitious goal? Yes. Yet, as I am about to illustrate, we made significant changes in 1998 and expect to go farther in 1999.

[PAGE 4]

Shareowners Letter

Voice

Once again, our core telephony business grew by double digits--due not only to continued strong growth in our region, but from our aggressive rollout of features and services that complement our customers' basic phone service.

Data

Clearly, in the words of one of our strategic allies, Cisco's John Chambers, we "get it" when it comes to data. We're in the data game to stay--with the skills, resources, customers and revenue base to support it. Our data networking division, !NTERPRISE, increased its revenues 46 percent over 1997, to more than $533 million. Our overall data revenues grew 29 percent in 1998 to nearly $1.3 billion. We expect even more significant revenue gains from the portion of that business focused specifically on Internet-related services, where our early market introductions have drawn strong results so far. And for some of our more mature data products, like Frame Relay, we are still among the industry leaders, despite our relative size in the telecommunications industry.

Internet

For many communications companies, the term "webtone" represents a distant, idyllic goal of making the Internet as available, useful and easy-to-use as the telephone is today. But for U S WEST, webtone represents an accomplishment, not a goal. It represents a foundation on which we are building additional data services.

Our Internet access service, uswest.net, surpassed the 150,000-subscriber mark by year-end 1998. Many of those customers use their Internet links to access our home page, while those who want to, can order our first-in-the-nation, high-speed Digital Subscriber Line (DSL) data offering, MegaBit Services. In fact, for those of you who use uswest.net or MegaBit (and even for those of you who don't...yet) I invite you to experience the digital version of this annual report on the Web at www.uswest.com/heartohere.

Last year, we completed the first phase of our broad deployment of MegaBit. It's now available to more than 5.5 million customers throughout our territory, and more than 20,000 customers take advantage of its always-on capabilities--well above the subscriber levels predicted by many industry pundits.

Yet we've barely scratched the surface with the potential in those markets. In addition to growing the base of potential MegaBit customers, this year we plan to begin layering MegaBit with such vertical services as site blocking, security and virus protection.

We think all our data and Internet initiatives will make !NTERPRISE a $3 billion revenue business in less than five years--even if we grab only a small share of the growing data pie.

Wireless

Our innovative Advanced PCS wireless service enjoyed a terrific first full year in the market. We signed up 185,000 subscribers for a weighted penetration rate of better than two percent, despite our number-six entry point in all our major markets.

Our wireless division has shown tremendous growth with its uniquely integrated one-number service. For the 50-percent-plus of our subscribers who choose the single-number, single-voice mail, single-bill integrated options they can get only from U S WEST, the churn rate is well below the average wireless churn rate. By the end of 1999, this division expects to more than double its existing subscriber base and deliver nearly $200 million in revenues.

Directories

We officially separated the new U S WEST from our former partners at MediaOne in June. This took our 1995 target-stock arrangement a step further by alleviating any ambiguity about the direction we intend to take your investment. That transaction has added value and synergy to our core, and the addition of Dex has provided us a new growth platform.

Dex, which achieved revenue levels of $1.3 billion in 1998, is aimed squarely at taking advantage of the incredible growth in data and Internet capabilities as well. It's moving from being a traditional supplier of Yellow Pages to an emerging supplier of Internet Yellow Pages and Web pages. In 1998, the number of searches conducted on the company's Internet Yellow Pages more than doubled. And, capitalizing on the long-standing relationships with its small business customers, Dex began building a Web design and hosting business that is growing rapidly. Dex expects these e-commerce initiatives to yield sales of $25 million in 1999. All these tools are moving Dex from directory provider to small business advertising consultant.

Video

In addition to building on our core capabilities, we continue to expand our video offering in 1999 in Phoenix as a result of winning franchise approvals.

New Direction

With a new direction comes much change, and we experienced many other changes this year. Probably our biggest challenge of 1998 was our two-week work stoppage in August. Short term, it adversely affected our service. Yet, its long-term effect should be positive for the company and our employees. Our groundbreaking pay-for-performance plan, for example, has us poised not only to improve productivity and service, but also means we'll be better equipped to recruit and retain a more vibrant workforce. And our new quality monitoring provisions are sure to improve our day-to-day customer service.

[PAGE 5]

Another upside of the strike is that our managers had to perform our occupational employees' jobs. This helped reaffirm the value that each of our 54,000 employees adds to the job every day.

We also made several key management changes during 1998. Greg Winn, a 28-year veteran of U S WEST, took the helm of our Operations & Technologies team at mid-year. He's re-energizing our network with what we refer to as the four T's, the S and the P: Tools, Trucks, Test Sets, Training, Supervision, and Plant.

Re-engaging what we're doing in our Retail Markets organization is Betsy Bernard, who joined the company with a long telecommunications history--including significant tenure with both Pacific Bell and AT&T. She now is the highest ranking woman executive among the RBOCs and is considered one of the most customer-focused executives in the business. Betsy's main charge will be to sustain and build a thriving core business. We lead the nation in voice messaging subscriber levels; we are near the top in Caller ID penetration; and our solutions packaging is working for our highest value customers.

Also during the year, John Kelley, former head of our large business segment, took charge of our Wholesale division to focus on customer retention. And late in the year, we made Joe Zell, who leads our data division, the head of new product development, critical to future expansion of our business.

Expanding our business is a top priority, and our growth initiatives--focused on data, Internet, wireless, electronic commerce, video and long-distance--pose tremendous upside potential, which we believe is not yet fully reflected in our stock price. We think there are different ways to value the various parts of our business, based on the level of maturity and promise they offer. When you add the upside from our growth ventures to our core stock price, you quickly get a sense that there is a significant potential upside. We're seeking to unleash that value.

The months and years ahead will continue to bring profound change to our business. Our customers' demands and expectations grow almost daily and their options--for new products and services as well as providers--are increasing exponentially. We think we'll be successful not only in bringing unique capabilities to the marketplace, but in simplifying our customers' lives as well.

Fundamental change isn't something that your average hundred-year-old business embraces quickly or easily. Yet, we think our nimbleness will help us embrace change more easily than our competitors. We won't embrace it simply by shedding our past. That would be a mistake. Instead, we're taking the best of what our customers have come to expect of U S WEST--friendliness, reliability, a genuine concern for their needs--and blending it with innovative and integrative approaches to solving customer problems.

We're recreating our business for our customers and we're glad to have you, our shareowners, help us move from hear to here.


Sol Trujillo
President and Chief Executive Officer

This 1998 Annual Report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Please refer to page 30 for a discussion of factors that could cause actual results to differ from expectations.

[PAGE 6]

1998 Highlights

[Bar graph illustrating 1 MB download time for access to Net.]

"U S WEST Fills Need for Speed. Digital line to offer faster access to Net." -- Denver Post

We completed the first phase of our broad deployment of MegaBit Services, our first-in-the-nation, high-speed Digital Subscriber Line (DSL) data offering. It's now available to more than 5.5 million customers throughout our territory, and at year's end, we had more than 20,000 subscribers--at least twice the amount predicted by some industry pundits.

[Picture of PCS phone]

185,000 subscribers in first full year

Our innovative one-number integrated Advanced PCS wireless service enjoyed a terrific first full year in the market, signing up some 185,000 subscribers, despite our number-six entry point in all our major markets.

[Picture of page from Sept. 21, 1998 issue of Forbes magazine]

"A gazelle, not a  Godzilla" -- Forbes

Though we endured a difficult two-week work stoppage in August, what resulted were a number of important initiatives that will help keep us nimble in the increasingly competitive telecommunications world. Our ground-breaking pay-for-performance plan, for example, has us poised not only to improve productivity and service within our core network operations group, but also means we'll be better equipped to recruit and retain a more vibrant workforce. And new quality call monitoring and recording provisions are sure to improve day-to-day interactions between our employees and customers.

Dex acquisition adds growth platform

[Illustration of Dex registered trademark]

With our June 1998 separation from MediaOne Group, we acquired one of the industry's most lucrative directory businesses in U S WEST Dex. The addition of Dex has added value and synergy to our core, providing us with a new growth platform, particularly in the area of electronic commerce. During the year, Dex--working with our !NTERPRISE data unit--began ramp-up of robust website development and hosting for business customers. In addition, Dex more than doubled its Internet Yellow Pages business.

[Line graph illustrating 42% growth in residential Caller ID subscribers]

2.7 million E-O-Y 1997
3.8 million E-O-Y 1998
42% growth in residential Caller ID subscribers

Core business remains strong

Our core telephony business grew by double digits, due not only to continued strong growth in our region, but from our aggressive rollout of features and services that complement our customers' basic phone service. We lead in Voice Mail penetration and are among the top industry leaders in Caller ID.

* Reprinted by permission of FORBES  Magazine  [Copyright  symbol]  Forbes Inc.,
1999.

[PAGE 7]

1998 Financial Highlights

U S WEST's total Shareowner return grew by more than 120 percent from Dec. 31, 1996 to Dec. 31, 1998--the best two-year performance in the company's history and among the best returns of our peer group.

Year Ended December 31
Dollars in millions (except per share amounts)

                                              1998           1997           1996           1995           1994
                                              ----           ----           ----           ----           ----
Operating revenues                         $12,378        $11,479        $11,168        $10,508        $10,132
Net income                                   1,508          1,524          1,535          1,423          1,403
Diluted earnings per common share             3.02           3.12           3.17           2.98           3.03
Average diluted common shares              498,798        491,232        488,591        481,933        463,801
  outstanding
Pro forma diluted earnings per               $2.84          $2.71          $2.68              *              *
  common share (1)
Dividends per common share                    2.14           2.14           2.14          $2.14          $2.14
EBITDA (2)                                   5,248          4,939          4,970          4,643          4,444
EBITDA margin                                42.4%          43.0%          44.5%          44.2%          43.9%
Normalized income (3)                       $1,597         $1,447         $1,450         $1,354         $1,352
Normalized diluted earnings per               3.20           2.96           2.99           2.84           2.92
  common share (3)
Normalized pro forma diluted                  3.01           2.55           2.58              *              *
  earnings per common share (1, 3)
Total assets                                18,407         17,667         17,279         16,960         16,317
Total debt                                   9,919          5,715          6,545          6,782          6,147
Percentage of debt to total capital          92.9%          56.7%          61.6%          65.0%          64.7%
Capital expenditures                        $2,905         $2,672         $2,831         $2,770         $2,513
Telephone network access lines in           16,601         16,033         15,424         14,795         14,299
  service (thousands)
Access minutes of use--interstate           58,927         55,362         52,039         47,801         43,768
  (millions)
Access minutes of use--intrastate           12,366         11,729         10,451          9,504          8,507
  (millions)
Total employees                             54,483         51,110         51,477         54,552         55,246
Telephone company employees                 46,310         43,749         45,427         47,934         47,493
Telephone company employees per               27.9           27.3           29.5           32.4           33.2
  ten thousand access lines

<F1>
(1) The pro forma results give effect to the Separation, including the assumption of indebtedness and the issuance of shares in connection with the alignment of the directory business, as if the Separation had been consummated as of the beginning of the periods presented.
<F2>
(2) Earnings before interest, taxes, depreciation, amortization and other income and expenses (EBITDA). (3) See page 29 for 1998, 1997 and 1996 normalized income and normalized earnings per common share calculations.
<F3>
*    Information has not been presented.


[PAGES 8-9]

from hear to here...

[PAGE 10]

hear

[PICTURE]

[PAGE 11]

here

[PICTURES]

From hear to here is about solutions.
It's offering more than 130 integrated telecommunications products and services, and launching more than 20 new innovative products every year.

Voice, Data, Internet, Wireless, Directories and Video--we're continually offering our customers the most integrated solutions in the market.

We're leading the way, delivering unique products and services such as Home Receptionist Screen Phone, which visually and functionally integrates many custom calling services.

We lead the industry in Voice Messaging penetration and are among the leaders in deployment of Caller ID.

[PAGE 12]

hear

[PICTURE]

[PAGE 13]

here

From hear to here is about opportunity.
In the next five years, data traffic will represent 80% of the relative capacity on our network, and is expected to be worth $2-3 billion in additional revenue.*

[Line Graph]

To capitalize on this opportunity, and build the best customer data experience, our strategy focuses on four key initiatives.

1 Creating a network to support webtone the same way our voice network supports dial tone.

2 Building the next generation data network--the Internet Protocol (IP) network.

3 Extending our national footprint to serve customers nationwide.

4 Establishing a series of strategic alliances to assist us with our strategy.

*  McQuillan Consulting, Inc.

[PAGE 14]

hear $40

[PICTURE]

[PAGE 15]

here $200

[PICTURES]

From hear to here is about growth.
It's increasing our share of wallet. Over the next five years we expect our customers to add multiple services per month, creating an estimated revenue increase of $5 billion.

By the year 2001, the typical customer profile will change dramatically. As an example, we expect the number of home offices to increase to 45 million and the number of telecommuters will grow 60% to 12.1 million nationwide.

As these customers expand their services to wireless and data (and eventually long-distance and video), we anticipate that services billed to our highest value residential customers will grow from $40 per month to $200 per month.

[PAGE 16]

hear

[PICTURE]

[PAGE 17]

here

[PICTURE]

From hear to here is about convenience.
It's simplifying the way you communicate, from a one-phone-number solution to a single bill for all products and services.

Route all messages into one voice mailbox, arrange a dinner party with three-way calling, see who's calling with Caller ID, and connect with our around-the-clock customer care center.

Our Advanced PCS provides customers with a portable "one-stop-shop" in the palm of their hand.

[PAGES 18-19]

life's better here...

[PAGE 20]

"Being able to get every call for my business is important, but making sure I don't miss a call from my daughters is vital."

[PHOTO]

Richard Aguilar  St. Paul, Minnesota

As a father of two and president of Aguilar Productions, the only company in Minnesota that produces conferences and special events focused on U.S. ethnic marketing, Richard Aguilar needs the freedom to be anywhere at anytime and never miss a call.

Each day, Richard uses U S WEST Advanced PCS to conduct more than 50 calls with busy clients, potential speakers, and facility managers throughout Minnesota and the U.S. And each morning he turns on his PCS phone so his clients and kids, Karina, 11, and Gisela, 13, can reach him at any time. That's all he needs to do--push the "on" button--and his calls are automatically routed to him. "Being able to get every call for my business is important, but making sure I don't miss a call from my daughters is vital," Richard beams.

The first Hispanic chair-elect of the St. Paul Area Chamber of Commerce Board of Directors and the first Hispanic Commissioner for the RiverCentre Authority (which oversees St. Paul's new Convention Center), Richard is deeply involved in his community. Last year he brought in a record 27 new members in a Chamber of Commerce member drive, and his company produced the first Hispanic marketing seminar ever held in Minneapolis.

Richard believes in doing business with companies like U S WEST which are involved in the communities they serve. "The potential in St. Paul and U.S. ethnic markets is tremendous, and U S WEST is committed to serving these markets," Richard says. In fact, look for Aguilar Production's Third Annual Hispanic Marketing Midwest conference sponsored by U S WEST in May 1999.

How does an ethnic marketing company reach its market? A lot of phone calls, an interactive up-to-the-minute website, and strategic directory listings. Aguilar Productions' marketing efforts are an integrated package--driven through U S WEST Dex directory services, uswest.net and, of course, U S WEST Advanced PCS.

[PAGE 21]

Cathy Atkin
U S WEST

Paula Dunn
TMC HealthCare

David Dameron
U S WEST

TMC HealthCare  Tucson, Arizona

A shared vision is saving time, bringing a health care community together, and improving patient care in Tucson.

Health care is changing at the 40-acre campus of TMC HealthCare. Calling, faxing, and waiting for patient records may soon be a thing of the past, and manila folders are being replaced by a click of the mouse.

"We were using a piecemeal approach to communications and information management," explains Paula Dunn, CIO, Sr. VP Information Services. "Then I attended an executive seminar hosted by U S WEST. It opened my eyes to the communications possibilities in my organization and changed my perception of U S WEST's capabilities. I was intrigued by a partner that does more than 'telco.'" This became the start of a strong relationship and turned into an action plan.

Today, several initiatives are getting many physicians "online," bringing lab reports, surgery and radiology transcriptions to their fingertips, and providing a glimpse into the future of communications for the TMC campus.

A redesigned network, including switchers from U S WEST partner, Cisco, and consolidation of several T-1's and frame relay service is saving time and money. "And a really enabling step for our employees was having U S WEST create TMC's website, security and firewalls, and bringing Internet access to our desktops," says Paula.

U S WEST account manager, David Dameron, adds: "We're expanding this capability by setting up MegaBit Services for non-employed physicians. This allows them to access TMC data and become part of the network."

The final shared vision of TMC and U S WEST is what Paula calls finding "the middle zone," creating one device for access and the communication of voice and data for the entire network. That network consists of six off-site health care providers, 15 external agencies, 250 key physicians, 1,500 networked physicians, and 3,500 TMC employees who care for 240,000 patients each year.

Linda Brown, U S WEST Data Application Specialist, comments on the goal of convergence: "With our teamwork, front-end focus and back-end follow-through, I think we'll help move TMC into the future before it's here."

[PAGE 22]

REI's data network is a complex architecture that moves one-hundred-thousand packets of information every second, allowing more than 1.6 million members and customers each year to ring up more than 4.7 million transactions-- from purchases and credit card authorizations to vacation planning and gift certificates, even browsing on in-store web kiosks.

"It's a competitive advantage. In a matter of seconds we can find the perfect product for our customer," says Brad Brown, VP Information Services, referring to the network's ability to let employees monitor point-of-sale activity, use e-mail, conduct on-line searches, and automatically replenish an inventory of more than 45,000 products.

REI depends on this technology daily and uses U S WEST's on-line troubleshooting system to monitor network activity. "It's self-serve network administration," explains Brad. "We can generate reports, see how full our pipes are, analyze, diagnose and adjust accordingly."

U S WEST's !NTERACT keeps the data moving with "industrial strength" Internet service. Two T1's, dual DS-3 backbones and 44 Mbps fiber-optic links are integrated to diversify Internet access paths and create a redundant network. Says Kim Muromoto, Technical Services Manager: "In retail, everything revolves around sales data and inventory. Our network is our lifeblood and U S WEST has kept us without a network failure for more than two-and-a-half years."

U S WEST:
Betsy Bernier
Judy Stampler

REI:
Brad Brown
Kim Muromoto

REI  Seattle, Washington

Everything about REI in Seattle, Washington, is big. From the street, the store extends beyond your peripheral vision. Inside, a 60-foot tall climbing mountain greets you at the door. And under your feet, thousands of miles of U S WEST-designed data network maximizes inventory and sales for 51 stores across the country.

[PAGE 23]

[PHOTOS]

[PAGE 24]

[PHOTOS of Michael Schurig]

Bicycle Village  Littleton, Colorado

Along Colorado's front range, cycling enthusiasts can talk to a dealer anytime they want. Even at 3 a.m.

Like most everyone, Michael Schurig grew up riding a bike. Except it meant a little more to him, since his family owns a bicycle business. In 1971, Michael's dad, Milton, started the Bicycle Village Center in a 600-square-foot garage next to a car wash. He communicated with customers on one phone line.

Today, Bicycle Village is the largest bicycle dealer in the Rockies, with seven locations throughout Colorado's Front Range. A broad-based package of more than 30 U S WEST phone and fax lines, computer hook-ups, rollover services, multiple U S WEST Dex directory ads, and U S WEST Q&A keeps them in contact with every customer.

And yes, they do get calls in the middle of the night. "Someone who works days might not have the opportunity to shop for bikes after work. We're able to talk to them too," says Michael.

A unique U S WEST innovation lets them "talk" to customers day or night. "With 'Q&A,' our customers can get information whenever they want," Michael explains. "Through one simple call they can hear directions to our store locations, current promotions and local events, and even get immediate answers to frequently asked questions.
It's 24 by 7 customer service."

Bicycle  Village  rounds  out  their  customer   communication  program  with  a
uswestdex.com website, an Internet Yellow Pages listing and Web banner advertising, to field more than 100 direct phone calls and 7,800 website hits per month.

This comprehensive approach to customer communication is reflected in Bicycle Village's commitment to treat every customer as a friend, whether they're a competitive racer or a first-time buyer, and every employee as part of the family. It's a philosophy that has put over 12,000 "friends" on a bicycle each year.

"It's hard work. And, we couldn't do it without U S WEST," Michael says. "As our business has grown and changed, U S WEST has been right there with products and services to help us reach our goals. It's not just phone lines. It's a total data and voice solution to marketing our business and communicating with our customers."

[PAGE 25]

The routine starts with a whirlwind of activity. The phones are ringing, the modem is chirping and the toast is burning.

[PHOTOS]

Keller Family  Parker, Colorado

It's a typical morning at the Keller household in Parker, Colorado. Within twenty minutes they're all out the door and a hectic day continues. Rick Keller operates his real estate business from the road and from the house. His wife, Karen, owns a boutique clothing store. Their daughter, Kristin, lives at home, is a full-time college student, and a full-time elementary school teacher.

They know firsthand how fast life moves. "With our crazy schedules, we just cross paths throughout the week. But with a little help from U S WEST, we can stay in touch all day," Rick says as he calls Karen from his PCS phone.

"A little help" is a well-planned home/business package of integrated U S WEST products and services, including three 1,000-minute Advanced PCS contracts, three phone lines, four extension mailboxes, uswest.net, four Home Receptionist phones, enhanced fax service, and U S WEST Custom Choice, which loads their traditional phone service with features such as Caller ID, call waiting, voice messaging, and three-way calling.

This U S WEST package keeps the businesses booming, the report cards in the A's, and actually creates the family's most precious asset--extra time. "The ability to stay in touch throughout each day means we can orchestrate our schedules to find the time for dinner a few nights a week," says Rick. "And at the end of the month, I have a few extra hours to myself because of U S WEST's single bill. It's time I don't have to spend sorting out the information."

[PAGE 26]

[PHOTOS]

[PAGE 27]

At West Bountiful Elementary, every computer lab and every classroom throughout the school features U S WEST MegaBit Services high-speed data lines. Children can learn from an interactive "jungle experience" on the Internet by visiting an online "zoo," or downloading the "roar of a lion," or drawing a colorful macaw while watching a life-sized picture projected on the television screen.

According to third-grade teacher Mrs. Dixie Allen, the impact of this high-speed Internet access has benefited students, parents and teachers. "Not only can I bring anything into the classroom to enhance the learning experience, I can have a spelling bee in the morning, and by afternoon recess, parents can check our home page to see their child's grade," she says.

West Bountiful Elementary is part of the Davis School District, the state's third largest with more than 76 schools, 3,500 teachers and 60,000 students. For more than 15 years, the Davis district has stayed ahead of the learning curve with a series of technology firsts, such as using U S WEST Frame Relay Service and uswest.net Internet access, installing fiber-optics in high schools and middle schools, and bringing U S WEST MegaBit into the classroom.

"In the near future we want to be the first to incorporate ATM (Asynchronous Transfer Mode) and integrate voice, data, and video in the classroom. U S WEST sees the value and importance of digital communication in the classroom and is helping us make it available to every student," explains Dick Lemon, Director of Telecommunications for Davis District.

It's a big-picture vision, but to eight-year-old Kristen Orchard (shown in top photo at left), the impact of U S WEST's technology is simple. "I like to learn about how leaves grow on trees."

Building minds and building community.
When kids leave school, the learning doesn't stop. To encourage online usage for homework and parent-teacher communication, U S WEST offers all families and teachers in the Davis School District a special Internet Home Access rate.

West Bountiful Elementary  West Bountiful, Utah

West Bountiful, Utah is a quiet community with a spectacular view. It's a town where horses outnumber dogs, and kids refer to the size of their backyards in acreage. It's also home to a busy grade school that uses the state's most advanced DSL technology.

[PAGE 28]

1998

On June 12, 1998, the former parent of U S WEST, referred to as Old U S WEST, contributed the businesses of its communications group and its domestic directory businesses to USW-C Inc., which was renamed U S WEST, an independent public company (the "Separation"). The financial information presented prior to the Separation consists of the communications group and domestic directory businesses as if such businesses operated as a separate entity for all periods and as of all dates presented. Historic earnings per share data for all periods prior to the Separation have been calculated based upon the weighted average outstanding shares attributable to the communications group.

[PAGE 29]


Financial Results

U S WEST / Condensed Consolidated Statements of Operations

Year ended December 31--Dollars in millions (except per share amounts)

                                                                          1998           1997           1996
                                                                       -------        -------        -------
Operating revenues:
     Local service                                                      $5,525         $5,016         $4,770
     Interstate access service                                           2,816          2,666          2,507
     Intrastate access service                                             822            761            770
     Long-distance network services                                        779            885          1,100
     Directory services                                                  1,277          1,197          1,120
     Other services                                                      1,159            954            901
                                                                       -------        -------        -------
     Total operating revenues                                           12,378         11,479         11,168
                                                                       -------        -------        -------
     Operating expenses                                                  9,329          8,703          8,356
                                                                       -------        -------        -------
Income From Operations                                                   3,049          2,776          2,812


Interest expense                                                           543            405            448
                                                                       -------        -------        -------
Gains on sales of local telephone exchanges                                  -             77             59
                                                                       -------        -------        -------
Gain on sale of investment in Bellcore                                       -             53              -
                                                                       -------        -------        -------
Other expense--net                                                          87             72             46


Income before income taxes, extraordinary item                           2,419          2,429          2,377
     and cumulative effect of change in accounting principle
Provision for income taxes                                                 911            902            876
                                                                       -------        -------        -------
Income before extraordinary item and cumulative                          1,508          1,527          1,501
     effect of change in accounting principle
Extraordinary item--early extinguishment of debt--net of tax                 -            (3)              -
                                                                       -------        -------        -------
Income before cumulative effect of change in accounting                  1,508          1,524          1,501
     principle
Cumulative effect of change in accounting principle--net of tax              -              -             34
                                                                       -------        -------        -------
Net Income                                                              $1,508         $1,524         $1,535


Diluted earnings per share:
     Income before extraordinary item and cumulative                     $3.02          $3.13          $3.10
         effect of change in accounting principle
     Extraordinary item--early extinguishment of debt                        -          (0.01)             -
     Cumulative effect of change in accounting principle                     -              -           0.07
                                                                       -------        -------        -------
     Diluted earnings per share                                          $3.02          $3.12          $3.17
                                                                       -------        -------        -------
Pro forma diluted earnings per share before
     extraordinary item and cumulative effect
     of change in accounting principle (1)                               $2.84          $2.71          $2.68
                                                                       -------        -------        -------

Average diluted common shares outstanding (thousands)                  498,798        491,232        488,591
                                                                       -------        -------        -------
Pro forma average diluted common shares outstanding (thousands)        506,230        507,573        504,932



U S WEST / Normalized Income and Normalized Earnings Per Common Share Year ended
December 31--Dollars in millions (except per share amounts)

                                                                          1998           1997           1996
                                                                        ------         ------         ------
Reported net income                                                     $1,508         $1,524         $1,535
Adjustments to reported net income:
     Separation costs                                                       68              -              -
     Asset impairment                                                       21              -              -
     Gains on sales of local telephone exchanges                             -            (48)           (36)
     Gain on sale of investment in Bellcore                                  -            (32)             -
     Effect of change in accounting principle                                -              -            (49)
     Early extinguishment of debt                                            -              3              -
                                                                        ------         -------        -------
Normalized income                                                       $1,597         $1,447         $1,450
                                                                        ------         -------        -------
Normalized diluted earnings per common share                              3.20           2.96           2.99
                                                                        ------         -------        -------
Normalized pro forma diluted earnings per common share (1)                3.01           2.55           2.58
                                                                        ------         -------        -------

<F1>
(1) The pro forma results give effect to the Separation, including the assumption of indebtedness and the issuance of shares in connection with the alignment of the directory businesses, as if the Separation had been consummated as of the beginning of the periods presented.


[PAGE 30]

Financial Results

U S WEST / Condensed Consolidated Balance Sheets
December 31--Dollars in millions

                                                                    1998              1997
                                                                --------           -------
Assets
Current assets                                                    $2,492            $2,504
Property, plant and equipment--net                                14,908            14,308
Other assets--net                                                  1,007               855
                                                                --------           -------
Total Assets                                                     $18,407           $17,667

Liabilities and Equity
Current liabilities                                               $4,696            $4,199
Long-term debt                                                     8,642             5,020
Postretirement and other postemployment benefit                    2,643             2,534
  obligations
Deferred income taxes, credits and other                           1,671             1,547
Equity                                                               755             4,367
                                                                 -------           -------
Total Liabilities and Equity                                     $18,407           $17,667




U S WEST / Condensed Consolidated Statements of Cash Flows
Year ended December 31--Dollars in millions
                                                                    1998              1997              1996
                                                                 --------          --------          --------
Net income                                                        $1,508            $1,524            $1,535
                                                                 --------          --------          --------
Adjustments to net income                                          2,340             2,018             2,152
                                                                 --------          --------          --------
Changes in operating assets, liabilities, and                         79               649               (73)
  other--net
Cash provided by (used for):
Operating activities                                               3,927             4,191             3,614
Investing activities                                              (2,769)           (2,087)           (2,255)
Financing activities                                              (1,136)           (2,157)           (1,451)
                                                                 --------          --------          --------
Increase (decrease) in cash and cash equivalents                      22               (53)              (92)
                                                                 --------          --------          --------
Beginning balance, cash and cash equivalents                          27                80               172
                                                                 --------          --------          --------
Ending balance, cash and cash equivalents                            $49               $27               $80


U S WEST / Report of Independent Public Accountants

To the Board of Directors and Stockholders of U S WEST, Inc.:

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of U S WEST, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1998, appearing in the proxy statement ("Proxy Statement") for the 1999 annual meeting of stockholders of U S WEST, Inc. (not presented herein). In our report dated January 22, 1999, also appearing in the Proxy Statement, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements on pages 29 to 30 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP
Denver, Colorado
January 22, 1999

Safe Harbor Statement: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the safe harbor for
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ from expectations include: (i) greater than anticipated competition from new entrants into the local exchange, intraLATA toll, wireless, data and directories markets, causing loss of customers and increased price competition; (ii) changes in demand for U S WEST's products and services, including optional custom calling features; (iii) higher than anticipated employee levels, capital expenditures and operating expenses (such as costs associated with interconnection and year 2000 remediation); (iv) the loss of significant customers; (v) pending and future state and federal regulatory changes affecting the telecommunications industry, including changes that could have an impact on the competitive environment in the local exchange market; (vi) a change in economic conditions in the various markets served by U S WEST's operations;
(vii) higher than anticipated start-up costs associated with new business opportunities; (viii) delays in U S WEST's ability to begin offering interLATA
long-distance   services;   (ix)  consumer  acceptance  of  broadband  services,
including telephony, data and wireless services; and (x) delays in the development of anticipated technologies, or the failure of such technologies to perform according to expectations. These cautionary statements should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by U S WEST. U S WEST cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by the forward-looking statements or other statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. U S WEST does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

[PAGE 31]

U S WEST Board of Directors

Linda G. Alvarado
     President and CEO, Alvarado Construction

Craig R. Barrett
     President and CEO, Intel Corporation

Hank Brown
     President, University of Northern Colorado;
     Former U.S. Senator from Colorado

Jerry J. Colangelo
     Owner, Chairman and CEO, Arizona Diamondbacks; President and CEO, Phoenix
       Suns, NBA

George J. Harad
     Chairman of the Board and CEO, Boise Cascade Corporation

Peter S. Hellman
     President and COO, TRW, Inc.

Allen F. Jacobson
     Retired, Chairman and CEO, Minnesota Mining and Manufacturing

Richard D. McCormick
     Chairman of the Board, Retired CEO, Old U S WEST, Inc.

Marilyn Carlson Nelson
     Vice Chair, President and CEO, Carlson Companies, Inc.; Co-Chair, Carlson
       Wagonlit Travel

Frank Popoff
     Chairman, Dow Chemical Company

Solomon D. Trujillo
     President and CEO, U S WEST, Inc.

Mr. Trujillo assumed his present title in 1998 when U S WEST officially split into two independent, publicly traded companies. Previously, he was President and CEO of U S WEST Communications since 1995. Mr. Trujillo has been called "the first digital telecom CEO" by former Presidential Science Advisor Jay Keyworth. He joined U S WEST in 1974 and has successfully led Small Business Operations, state public policy efforts, and the company's directory publishing arm. Mr. Trujillo serves on the corporate boards of directors for the Dayton Hudson Corporation and Bank of America. He also advises the United States government on trade policies as an appointee to the Investment and Services Policy Advisory Committee of the Office of the President.

U S WEST Leadership Team

[PHOTOS]

Solomon D. Trujillo
     President and CEO

Betsy Bernard
     Executive VP, Retail Markets

Mark D. Roellig
     Executive VP--Public Policy, Human Resources, Law, General Counsel and
       Secretary

Allan Spies
     Executive VP and Chief Financial Officer

Greg M. Winn
     Executive VP, Operations & Technologies

John A. Kelley
     President, Wholesale Markets

Peter A. Mannetti
     President, U S WEST Wireless

Jim Smith
     President and CEO, U S WEST Dex

Joseph R. Zell
     President, U S WEST !NTERPRISE Networking

Kathy Stephens
     Chief Operating Officer, U S WEST Long Distance

Dana Philip Dunne
     VP--Strategy Development

Mike Fernandez
     VP--Public Relations

Dave R. Laube
     VP and Chief Information Officer

[PAGE 32]

U S WEST Overview

[Logo -- US WEST life's better here (Registered Trademark)]

Voice

With revenues in excess of $11 billion in 1998, our retail and wholesale businesses each generated significant growth in 1998. Combined voice revenues from both businesses were $9.7 billion in 1998.

Growth

Our overall business increased by 13 percent in 1998. Our wholesale business grew to $2.6 billion in 1998, a 10 percent increase over 1997, excluding mandated price decreases.

Caller ID penetration grew by 40 percent-plus in 1998.

Opportunity

By building integrated solutions for customer needs, we will further develop our relationship with our customers.

Data

Total data revenues for U S WEST in 1998 were nearly $1.3 billion. The bulk of the growth in that area is coming from !NTERPRISE, whose revenues increased 46 percent last year to $533 million.

Growth

Attained more than 20,000 subscribers to MegaBit Services DSL offering. Opportunity

We will generate $2-3 billion in revenue in 3-5 years.

Internet

We are taking advantage of the "renaissance of copper" by turbo-charging our customers' copper phone lines--providing Internet access and high-speed data options through our MegaBit Services digital subscriber line offering.

Growth

Internet access service uswest.net now has more than 150,000 subscribers--tops for any RBOC in its first year of rollout.

Opportunity

By some estimates, in less than five years, some 80 percent of the relative traffic on telephone networks will be for data and Internet usage. Winning even a small slice of that traffic will yield big results.

Wireless
Our first-in-the-nation PCS wireless service offers unique, integrated features to 13 million-plus potential customers in six major markets through-out the U S WEST 14-state region.

Growth

Attained 185,000 subscribers by the end of 1998.

More than 50 percent of subscribers opt for some level of integration. Churn among these subscribers is far lower than the industry average.

Opportunity

We will roll out additional markets in 1999.

We expect to generate some $200 million in revenues in 1999.

Directories

Acquired as a result of the June 1998 split of U S WEST from MediaOne, Dex had 1998 revenues of almost $1.3 billion.

Recognized as an industry leader in the area of directory publishing, Dex is aggressively pursuing Internet and e-commerce opportunities as well.

Growth

Published revenues grew an industry-leading 7 percent in 1998.

Internet Yellow Pages business more than doubled in 1998.

Opportunity

We plan to aggressively pursue electronic commerce opportunities with website design and development.

Video
Today we have 15,000-plus customers in service in Omaha, Neb. During 1999, we will begin rapid rollout of a cable-like video offering in Phoenix after having won several video franchises in that metro area in late 1998.

Opportunity

Bundling these services with core wireline and wireless services will help increase the average customer bill from about $40 today to as much as $200 within five years.

[Inside Back Cover]

[VSA Partners Inc., Chicago (Design). Paul Elledge (Photography), Art Wise
   (Photography). Graphic Arts Center (Printing).]

General Information

Annual Meeting

The Annual Meeting of Shareowners is scheduled at 10:30 am EDT on May 11, 1999, at the Millennium Broadway Hotel in New York City. A signer will be at the meeting to assist the hearing impaired.

Stock Exchanges

U S WEST common stock is listed on the New York and Pacific Stock Exchanges. U S WEST stock is traded under the ticker symbol "USW."

Shareowner Investment Plan

Shareowners may reinvest all or part of their USW dividend in additional shares of U S WEST stock. They may also make additional cash payments to purchase additional shares. For information, contact Shareowner Services, 1.800.537.0222.

Corporate Headquarters

U S WEST, Inc.
1801 California Street, Suite 5200
Denver, CO 80202

Toll-free phone number: 1.800.879.4357
http://www.uswest.com

Shareowner Information
If you have questions about U S WEST or need information about your U S WEST stock account, the following services are available to help you.

Shareowner Services

For inquiries about (or changes to) your stock account; general inquiries about stock certificates, stock transfers or U S WEST dividends; or to request a Form 10-K, please write:

U S WEST, Inc.
P.O. Box 8935
Boston, MA 02266-8935

For dividend reinvestment, please write or call:
U S WEST, Inc.
P.O. Box 8936
Boston, MA 02266-8936
Toll-free phone number: 1.800.537.0222

Shareowners calling from Alaska, Hawaii or outside the United States, please call collect: 0.505.989.2004.

Investor Relations

For information about the company's financial performance and prospects, please write or call:

U S WEST, Inc.
Investor Relations Department
1801 California Street, Suite 4320
Denver, CO 80202

Phone: 303.896.1277; Fax: 303.965.0550

Financial Statements Available

Consolidated financial statements for U S WEST and its subsidiaries are included in the Annual Report of U S WEST for 1998. Additional copies of these statements and the Annual Report on Form 10-K for the year ended December 31, 1998 (excluding exhibits, unless such exhibits have been specifically incorporated by reference thereon), may be obtained without charge from our Secretary, 1801 California Street Suite 5100, Denver, CO 80202. The Annual Report on Form 10-K is also on file with the SEC, Washington, D.C. 20549, and the New York Stock Exchange.

[Back Cover]
[Logo:  U S WEST (Registered Trademark) life's better here (Bell Trademark)]

Find out more at:
www.uswest.com/heartohere